UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*


                              Cavalier Homes, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   149507-105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



                  Rule 13d-1(b)

                  Rule 13d-1(c)

               x  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above person (entities only).


         Barry B. Donnell
-------- -----------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group (See Instructions)
      (a)

      (b)

-------- -----------------------------------------------------------------------
3     Sec Use Only

-------- -----------------------------------------------------------------------
4     Citizenship or Place of Organization

      United States of America
-------- -----------------------------------------------------------------------

                  5   Sole Voting Power

                      979,425 (See Note A)
                  --------------------------------------------------------------
                  6   Shared Voting Power

                      100,100 (See Note B)
Number of Shares  --------------------------------------------------------------
  Beneficially    7   Sole Dispositive Power
   Owned by
 Each Reporting       979,425 (See Note A)
  Person With:    --------------------------------------------------------------
                  8   Shared Dispositive Power

                      100,100 (See Note B)
--------- ----------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,079,525 (See Note A; See Note B)
--------- ----------------------------------------------------------------------
10    Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

       X
--------- ----------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      6.0% (See Note C)
--------- ----------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      IN
--------- ----------------------------------------------------------------------

Item 1.

         (a)  Name of Issuer:  Cavalier Homes, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                  32 Wilson Boulevard 100
                  Addison, Alabama 35540

Item 2.

         (a)  Name of Person Filing:  Barry B. Donnell

         (b)  Address of Principal Business Office or, if None, Residence:

                  719 Scott Avenue, Suite 600
                  Wichita Falls, Texas 76301

         (c)  Citizenship: United States of America

         (d)  Title of Class of Securities:  Common Stock

         (e)  CUSIP No.:  149507-105

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not Applicable

Item 4.  Ownership.

                  (a)Amount Beneficially Owned:

                     1,079,525 (See Note A; See Note B)

                  (b)Percent of Class: 6.0% (See Note C)

                  (c)Number of Shares as to Which Such Person Has:

                     (i)   Sole power to vote or to direct the vote:

                           979,425 (See Note A)

                     (ii) Shared power to vote or to direct the vote: 100,100 (See Note B)

                     (iii) Sole power to dispose or to direct  the   disposition
                           of:

                           979,425 (See Note A)

                     (iv) Shared power to dispose or to direct the disposition of:

                           100,100 (See Note B)


Item 5.     Ownership of Five Percent or Less of a Class.

      Not Applicable


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

      Not Applicable


Item 7.     Identification    and    Classification  of   the Subsidiary   Which
            Acquired the Security Being Reported  on   by   the   Parent Holding
            Company.

      Not Applicable


Item 8.     Identification and Classification of Members of the Group.

      Not Applicable


Item 9.     Notice of Dissolution of Group.

      Not Applicable


Item 10.    Certification.

      Not Applicable

Notes to Schedule 13-G

Note (A) - This number   includes  310,000  shares  of  Common  Stock  which Mr.
Donnell has the right to acquire upon the exercise of options that are exercisable in full within 60 days. This number does not include 21,000 shares held by Mr. Donnell's wife, with respect to which shares Mr. Donnell disclaims beneficial ownership.

Note (B) - Includes 100,000 shares of Common Stock held by a foundation of which Mr. Donnell is a co-trustee. Also includes 100 shares of Common Stock held by an investment club in which Mr. Donnell is a member.

Note (C) - Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2001 received from the Issuer on February 13, 2002. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon the exercise of options that are exercisable within 60 days are deemed to be outstanding.

This filing shall not be deemed an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this statement.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        February 13, 2002              /s/  Barry B. Donnell
         --------------------------        -------------------------------------
                                                Barry B. Donnell